May 8, 2019

Matthew R. McGrew
Executive Vice President and Chief Financial Officer
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701

       Re: Danaher Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           Form 10-Q for the Quarterly Period Ended March 29, 2019 Filed April 18, 2019
           File No. 001-08089

Dear Mr. McGrew:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 29, 2019

Note 11. Income Taxes, page 20

1. You disclose that the IRS has proposed significant adjustments to your taxable income for the years 2012 through 2015 with respect to the deferral of tax on certain premium income related to your self-insurance programs. Please explain to us the nature of the premium income and how this is reflected in your financial statements. Also, tell us whether your unrecognized tax benefits include any amounts for the proposed adjustments. We note the significant increase in your unrecognized tax benefits on page 100 of your Form 10-K for the year ended December 31, 2018. Refer to ASC 740-10-50.
 Matthew R. McGrew
Danaher Corporation
May 8, 2019
Page 2
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Income Taxes, page 37

2. Please explain to us the nature of and amounts related to each of the discrete tax charges that resulted in the significant increase in your effective tax rate in the three months ended
         March 29, 2019. Refer to ASC 740-270-50.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



FirstName LastNameMatthew R. McGrew                             Sincerely,
Comapany NameDanaher Corporation
                                                                Division of
Corporation Finance
May 8, 2019 Page 2                                              Office of
Electronics and Machinery
FirstName LastName